Filed by Carbon Revolution Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Second Supplementary Scheme Booklet

For a scheme of arrangement between Carbon Revolution Limited and its shareholders in relation to the proposed acquisition by Carbon Revolution plc.

VOTE IN FAVOUR

Your Directors unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and Capital Reduction are in the best interests of Carbon Revolution Shareholders.

The Independent Expert has concluded that the Scheme and Capital Reduction are not fair, but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.

This is an important document and requires your immediate attention.

You should read this Second Supplementary Scheme Booklet, together with the Scheme Booklet and the Supplementary Scheme Booklet, entirely before deciding whether or not to vote in favour of the Scheme and the Capital Reduction.

If you are in any doubt about how to deal with this Second Supplementary Scheme Booklet, the Scheme Booklet or the Supplementary Scheme Booklet, you should contact your broker or financial, taxation, legal or other professional adviser immediately.

FINANCIAL ADVISER	LEGAL ADVISERS

Important Notices

General

This Second Supplementary Scheme Booklet is important and requires your immediate attention. You should read this Second Supplementary Scheme Booklet, together with the scheme booklet dated 6 September 2023 (Scheme Booklet) and the supplementary scheme booklet dated 28 September 2023 (Supplementary Scheme Booklet), in full before making any decision as to how to vote at the Scheme Meeting and the General Meeting.

Nature of this Second Supplementary Scheme Booklet

This Second Supplementary Scheme Booklet supplements the Scheme Booklet and the Supplementary Scheme Booklet and provides Carbon Revolution Shareholders with further information about:

•
the proposed acquisition of Carbon Revolution by Carbon Revolution plc (MergeCo) by way of scheme of arrangement between Carbon Revolution and the Scheme Shareholders under Part 5.1 of the Corporations Act; and

•
the cancellation of Carbon Revolution shares held by Scheme Shareholders by way of a capital reduction under Part 2J.1 of the Corporations Act (after which it is proposed that Carbon Revolution Shareholders will be issued MergeCo Shares in connection with implementation of the scheme of arrangement).

This Second Supplementary Scheme Booklet includes the explanatory statement for the Scheme required by subsection 412(1) of the Corporations Act.

This Second Supplementary Scheme Booklet does not constitute or contain an offer to Carbon Revolution Shareholders, or a solicitation of an offer from Carbon Revolution Shareholders, in any jurisdiction. This Second Supplementary Scheme Booklet is not a disclosure document required by Chapter 6D of the Corporations Act. Subsection 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not apply in relation to arrangements under Part 5.1 of the Corporations Act approved at a meeting held as a result of an order under subsection 411(1) of the Corporations Act. Instead, Carbon Revolution Shareholders asked to vote on an arrangement at such a meeting must be provided with an explanatory statement as referred to above.

Please ignore this Second Supplementary Scheme Booklet if you have sold all of your Carbon Revolution Shares.

Defined terms and interpretation

Unless context otherwise requires, capitalised terms and certain abbreviations used in this Second Supplementary Scheme Booklet have the defined meanings set out in the ‘Glossary’ in section 12 of the Scheme Booklet, in the OIC Announcement or the Supplementary Scheme Booklet. The ‘Glossary’ also sets out some rules of interpretation that apply to this Second Supplementary Scheme Booklet.
Important Notices from the Scheme Booklet

The items in the Important Notices section of the Scheme Booklet entitled ‘No investment advice’, ‘Forward-looking statements’, ‘Foreign jurisdictions’, ‘Charts and diagrams’, ‘Timetable and dates’, ‘External websites’ and ‘Privacy’ continue to apply to this Second Supplementary Scheme Booklet without amendment.

ASIC and ASX

A copy of this Second Supplementary Scheme Booklet has been registered by ASIC for the purposes of subsection 412(6) of the Corporations Act. ASIC has been given the opportunity to comment on this Second Supplementary Scheme Booklet in accordance with subsection 411(2) of the Corporations Act. Neither ASIC, nor any of its officers, takes any responsibility for the contents of this Second Supplementary Scheme Booklet.

ASIC has been requested to provide a statement, in accordance with paragraph 411(17)(b) of the Corporations Act, that it has no objection to the Scheme. If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Scheme.

A copy of this Second Supplementary Scheme Booklet has been provided to the ASX. Neither the ASX, nor any of its officers, takes any responsibility for the contents of this Second Supplementary Scheme Booklet.

Important notice associated with Court order under subsection 411(1) of the Corporations Act

The fact that, under subsection 411(1) of the Corporations Act, the Court has ordered that a meeting be convened and has directed that this explanatory statement accompany the Notice of Scheme Meeting does not mean that the Court:

•	has formed any view as to the merits of the proposed Scheme or as to how Carbon Revolution Shareholders should vote (on this matter Carbon Revolution Shareholders must reach their own conclusion); or

•	has prepared, or is responsible for the content of, the explanatory statement.

Notice of Second Court Hearing

At the Second Court Hearing, the Court will consider whether to approve the Scheme following the vote at the Scheme Meeting. Any Carbon Revolution Shareholder may appear at the Second Court Hearing, currently expected to be held at 2.15pm (Melbourne time) on 18 October 2023 at 305 William Street, Melbourne VIC 3000. Any Carbon Revolution Shareholder who wishes to oppose approval of the Scheme at the Second Court Hearing may do so by filing with the Court and serving on Carbon Revolution a notice of appearance in the prescribed form together with any affidavit that the Carbon Revolution Shareholder proposes to rely on.

Responsibility statement

Carbon Revolution has prepared, and is responsible for, the Carbon Revolution Information. None of the SPAC, MergeCo, nor any of their respective subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

MergeCo has prepared, and is responsible for, the MergeCo Information. None of Carbon Revolution, the SPAC, nor any of their respective subsidiaries, directors, officers, employees or advisers assume any responsibility for the accuracy or completeness of such information.

No consenting party has withdrawn their consent to be named before the date of this Second Supplementary Scheme Booklet.

Financial amounts, exchange rate and effects of rounding

All financial amounts in this Second Supplementary Scheme Booklet are expressed in Australian currency unless otherwise stated. Where an amount is converted from AUD to USD or vice versa at the Last Practicable Date, an AUD:USD exchange rate of 0.6451 has been used, being the rate published by the Reserve Bank of Australia on the Last Practicable Date.
A number of figures, amounts, percentages, estimates, calculations of value and fractions in this Second Supplementary Scheme Booklet are subject to the effect of rounding. Accordingly, any discrepancies between totals in tables or financial statements, or in calculations, graphs or charts are due to rounding. All financial and operational information set out in this Second Supplementary Scheme Booklet is current as at the date of this Second Supplementary Scheme Booklet, unless otherwise stated.

Date of the Second Supplementary Scheme Booklet

This Second Supplementary Scheme Booklet is dated 6 October 2023.

Contents

Contents 1

Letter from the Chair of the Carbon Revolution Board

Dear Carbon Revolution Shareholder

On behalf of the Carbon Revolution Board, I am pleased to present you with this Second Supplementary Scheme Booklet, which is an important update to the Scheme Booklet dated 6 September 2023 and the Supplementary Scheme Booklet dated 28 September 2023, in relation to the proposed acquisition of Carbon Revolution by Carbon Revolution plc (Irish company number 607450) (previously known as Poppetell Limited) (MergeCo) by way of a scheme of arrangement and capital reduction. This acquisition is part of a broader Transaction that involves the merger of Carbon Revolution with Twin Ridge Capital Acquisition Corp., a special purpose acquisition company listed on the New York Stock Exchange (SPAC) and the listing of MergeCo on Nasdaq Capital Market.

This Second Supplementary Scheme Booklet relates primarily to the following:

1	amendments to the indicative timetable, including postponing the Scheme Meeting, the General Meeting and the SPAC Shareholder Meeting;

2	provision of the indicative redemption rate as at 29 September 2023;

3
amendments to the Scheme Consideration which achieve an effective 10-to-1 share consolidation (that is, every Scheme Shareholder and SPAC Shareholder will receive one-tenth of the shares than was previously the case, with the same relative holding as between them, and the same dilutionary impact from the SEF Warrants, and no change to the total value of shares held by any shareholder, subject to a change resulting from the effects of rounding down of a fractional share); and

4	changing the listing of the MergeCo Shares and MergeCo Warrants from the Nasdaq Global Market to the Nasdaq Capital Market (a lower tier of Nasdaq).

While this letter provides further details on the developments below, I encourage you to read this Second Supplementary Scheme Booklet, together with the Scheme Booklet and the Supplementary Scheme Booklet, carefully and in full.

Your Directors continue to unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.1

1 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease. Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 44,932 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of the Scheme Booklet (amended in this footnote proportionately to reflect the revision to the Scheme Consideration) and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) of the Scheme Booklet for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

If you wish for the Transaction to proceed, it is important that you vote in favour of the Scheme and the Capital Reduction so that they are approved. Details of how to do that are contained in section 3.3 of the Scheme Booklet.

1	Amendments to the indicative timetable

To allow Carbon Revolution Shareholders time to consider this Second Supplementary Scheme Booklet, the Carbon Revolution Board has elected to delay the Scheme Meeting and the General Meeting. The date of the Scheme Meeting and the General Meeting will now be 1.00pm (Melbourne time) on 16 October 2023 and 1.30pm (Melbourne time) on 16 October 2023, respectively.

Further, to allow SPAC Shareholders time to consider the same information, the SPAC Board has elected to delay the SPAC Shareholder Meeting. The date of the SPAC Shareholder Meeting will now be 1.00pm (New York time) on 12 October 2023.

Changes to the Scheme Meeting, the General Meeting and the SPAC Shareholder Meeting mean that the overall Transaction timetable will be delayed. The Implementation Date is now expected to occur on 30 October 2023.

The revised indicative timetable is set out in section 1.

2	Indicative redemption rate

As announced on ASX on 3 October 2023 (Redemption Announcement) (available at https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02720156-3A627465?access_token=83ff96335c2d45a094df02a206a39ff4), as at the previous redemption deadline on 29 September 2023 (New York time), the SPAC had received requests from SPAC Shareholders to redeem 6,203,608 Class A SPAC Shares. These redemption requests may be reversed by SPAC Shareholders prior to the commencement of the SPAC Shareholder Meeting, and further redemptions may be received until 2 business days prior to that meeting.

As a result, current total share redemptions are approximately 99.7% of the total Class A SPAC Shares (including Class A SPAC Shares that were redeemed by SPAC Shareholders in connection with the vote to extend the Business Combination Deadline as announced by Carbon Revolution on 13 March 2023). This means that, subject to receiving further redemption requests or any reversal requests, the SPAC’s trust account will have approximately US$675,000 remaining after deductions for payment in satisfaction of the redemptions and approximately 63,000 Class A SPAC Shares held by SPAC Shareholders will be exchanged in the Business Combination for MergeCo Shares.

As noted above, the SPAC has determined that the SPAC Shareholder Meeting to consider the Business Combination will now occur on 12 October 2023 (New York time). This means the expected redemption deadline is now 10 October 2023 (New York time), and Carbon Revolution is expected to announce on ASX and the Carbon Revolution website the maximum and final results of the redemptions from 11 October to 13 October 2023 (Melbourne time).

3	Scheme Consideration amendments

In order to comply with Nasdaq Capital Market’s initial listing requirements (which require a ‘bid price’ of US$4)2 (and to assist with MergeCo’s continuing compliance with Nasdaq Capital Market listing rules)3, Carbon Revolution, the SPAC and MergeCo have decided to revise both the Scheme Consideration and the number of MergeCo Shares SPAC Shareholders will receive per SPAC Share under the Business Combination Agreement which will effectively result in a 10-for-1 share consolidation being effected at the time of the Transaction. That is:

•	rather than receive 1 MergeCo Share per SPAC Share, SPAC Shareholders will receive 0.1 MergeCo Shares per SPAC Share (ie 10 times less shares); and

•
the Scheme Consideration will be revised from between 0.0640 to 0.0643 to between 0.00640 and 0.00643 MergeCo Shares per Carbon Revolution Share (ie Scheme Shareholders will receive 10 times less MergeCo Shares).

As a result, on Implementation there will be 10 times less MergeCo Shares on issue, but each share should be worth 10 times more (all else being held equal). Given the change impacts Scheme Shareholders and SPAC Shareholders equally, OIC will continue to be entitled to 19.99% of the fully diluted MergeCo Shares on issue through the SEF Warrants and Yorkville will now receive 1,500 MergeCo Shares rather than 15,000 MergeCo Shares, this will not result in any change to the percentage of MergeCo that Carbon Revolution Shareholders will own from Implementation. Further, it will not result in any change to the total value of shares held by any shareholder, subject to a change resulting from the effects of rounding down of a fractional share.

Once the final redemption rate of Class A SPAC Shares is known and the Scheme Consideration is finalised, Carbon Revolution will announce this to the ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting. This will include providing an updated scheme of arrangement to replace the version that was included as Annexure 2 to the Scheme Booklet. The changes to the scheme of arrangement will be a revision to the value of “N” in the definition of “Scheme Consideration” (the revised value being a function of the redemption rate and the share consolidation). Given the redemption rate is currently 99.7% (as discussed above) it is expected that the number of MergeCo Shares per Carbon Revolution Share received at implementation will be close to the top end of the range provided above (that is, 0.00643 MergeCo Shares per Carbon Revolution Share). Unless there are material redemption reversals before the SPAC Shareholder Meeting, any deviation from the 0.00643 MergeCo Shares per Carbon Revolution Share ratio would be negligible.

See section 3 for more information.

2The Nasdaq ‘bid price’ requirement typically refers to the closing price reported by Nasdaq. However, for initial listings on Nasdaq, in the case of an initial public offering, the ‘bid price’ requirement refers to the public offering price. Nasdaq has advised MergeCo that, in light of the structure of the Transaction, it expects to evaluate whether the ‘bid price’ requirement is satisfied by applying the exchange ratio for MergeCo Shares per Carbon Revolution Share and the currency exchange ratio of USD per AUD to the closing price of Carbon Revolution Shares on ASX as of the last trading day prior to Implementation.

3 See further section 4.

4	Change to listing venue

MergeCo has now determined to seek listing of the MergeCo Shares and MergeCo Warrants on Nasdaq Capital Market, rather than NYSE American or Nasdaq Global Market. Nasdaq Capital Market is a lower tier of Nasdaq. Section 4 of this Second Supplementary Scheme Booklet contains information in relation to the listing of MergeCo on Nasdaq Capital Market as a result. Carbon Revolution will amend all references to “NYSE American” in the scheme of arrangement to read “Nasdaq Capital Market”.

5	Carbon Revolution Directors’ recommendation

Section 1 of the Scheme Booklet and section 1 of the Supplementary Scheme Booklet provides Carbon Revolution Shareholders with the key considerations relevant to voting on the Scheme and Capital Reduction. Further, section 10 of the Scheme Booklet and section 4 of the Supplementary Scheme Booklet sets out the risks that Carbon Revolution Shareholders should consider.

Having considered these relevant sections, and the information disclosed in this Second Supplementary Scheme Booklet, your Directors continue to unanimously recommend that you vote in favour of the Scheme and the Capital Reduction, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the Scheme and the Capital Reduction are in the best interests of Carbon Revolution Shareholders.

Subject to the same conditions, each Carbon Revolution Director intends to vote all their Carbon Revolution Shares in favour of the Scheme and the Capital Reduction.

The interests of the Carbon Revolution Directors, including the benefits they will receive on or in connection with the Scheme becoming Effective, are disclosed in sections 7.6, 7.7, 12.1, 12.2 and 12.3 of the Scheme Booklet. Carbon Revolution Shareholders should have regard to these interests when considering how to vote on the Scheme and the Capital Reduction, including the Carbon Revolution Directors’ recommendation on the Scheme, which appears throughout the Scheme Booklet, the Supplementary Scheme Booklet and this Second Supplementary Scheme Booklet.4

6	Independent Expert’s opinion

The Carbon Revolution Directors appointed Grant Thornton Corporate Finance Pty Ltd as the Independent Expert to assess the merits of the Scheme. The Independent Expert has confirmed that, notwithstanding the developments discussed in this Second Supplementary Scheme Booklet, the Scheme and the Capital Reduction are still not fair but reasonable and in the best interests of Carbon Revolution Shareholders, in the absence of a Superior Proposal.

4 The Carbon Revolution Board has determined that subject to the Scheme becoming Effective: (i) 298,594 unvested rights granted to Mr Jake Dingle will vest and automatically convert into Carbon Revolution Shares on the Scheme Record Date; and (ii) the restrictions on the 28,226 restricted shares held by Mr James Douglas and 14,807 restricted shares held by Ms Lucia Cade under the NED Sacrifice Plan will cease. Further, it is anticipated that following Implementation, the MergeCo Board will implement changes to the compensation arrangements for Non-Executive Directors, which includes proposed one off grants of MergeCo RSUs worth US$250,000 to Mr James Douglas and US$200,000 to the other Non-Executive Directors and subsequent annual grants of MergeCo RSUs worth US$150,000 to the Chair of MergeCo and US$120,000 to the other Non-Executive Directors of MergeCo along with reductions to cash compensation (subject to the discretion of the MergeCo Board to make cash payments in lieu of such grants of RSU in full or in part). Whilst no changes to the compensation arrangements of Mr Jake Dingle have been determined, Mr Jake Dingle is expected to be granted approximately up to 44,9,32 MergeCo RSUs as a one-off retention award as part of the initial retention grant arrangements referred to in section 8 of the Scheme Booklet and Jake Dingle may be granted MergeCo Incentive Securities or paid cash by MergeCo pursuant to his award under Carbon Revolution’s FY23 STI (see section 12.2(e) of the Scheme Booklet for further details). Carbon Revolution Shareholders should have regard to these matters when considering their respective recommendations of on the Scheme.

7	What should you do?

Voting

The Scheme can only be implemented if approved by Carbon Revolution Shareholders at the Scheme Meeting, which is scheduled in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/cbrscheme23 at 1.00pm (Melbourne time) on 16 October 2023.

The Capital Reduction can only be implemented if approved by Carbon Revolution Shareholders at the General Meeting, which is scheduled in-person at Anglesea Room, Waurn Ponds Estate, Nicol Drive South, Waurn Ponds VIC 3216 and virtually at https://meetings.linkgroup.com/CBRGM23 at 1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later) on 16 October 2023.

The Scheme, Capital Reduction and Business Combination are inter-conditional, and none of them will proceed unless all of them are approved.

Your vote is important and I encourage you to vote by attending the Scheme Meeting and General Meeting, or alternatively by completing the proxy forms accompanying the Scheme Booklet.

If you wish for the Transaction to proceed, it is important that you vote in favour of the Scheme and the Capital Reduction so that they are approved.

Voting by proxy

As set out in the Scheme Booklet, Carbon Revolution Shareholders can appoint a proxy for the Scheme Meeting to attend the Scheme Meeting in person, or online via the online platform, and vote on their behalf, by lodging a Proxy Form (either online or in hard copy).

Any Proxy Forms that have been validly lodged prior to the date of this Second Supplementary Scheme Booklet will be deemed valid for the Scheme Meeting unless withdrawn or revoked, provided that the Proxy Form is given by a Carbon Revolution Shareholder that continues to be a registered holder as at 7.00pm (Melbourne time) on 14 October 2023.

Carbon Revolution Shareholders who have already directed their proxy how to vote at the Scheme Meeting may change that direction by submitting a new Proxy Form. If a new Proxy Form is submitted to the Share Registry, it will be taken to revoke any previously submitted Proxy Form.

Carbon Revolution Shareholders may request a new Proxy Form by contacting the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

To be valid, a Proxy Form must be received no later than 1.30pm (Melbourne time) on 14 October 2023. Proxy Forms received after this time will be invalid.

For further information on proxy voting, please refer to the detailed instructions contained in the Proxy Form.

DTC Election

Whether you intend to vote in favour of, or against, the Scheme and Capital Reduction, you should consider whether you would like to hold any MergeCo Shares you receive as Scheme Consideration at Implementation (should the Transaction proceed) through a DTC Participant (that is, effectively a broker with US securities exchange trading ability who will be able to facilitate trading in MergeCo Shares). If you would like to do so, you will need to:

(a)	conduct your own enquiries to identify a DTC Participant that is suitable for you. If you have a broker, your broker may be a DTC Participant or be affiliated with one;

(b)	establish an account with that DTC Participant, if you do not already have one;

(c)
make the DTC Election nominating the DTC Participant to hold your MergeCo Shares by completing and submitting the DTC Election Form (https://events.miraqle.com/cbr-offer or https://www.carbonrev.com/investor-centre) by 5.00pm (Melbourne time) on 16 October 2023; and

(d)
instruct your DTC Participant to input a Deposit or Withdrawal at Custodian instruction in DTC to receive the MergeCo Shares you will receive as Scheme Consideration within four business days of the Implementation Date. You should ask your DTC Participant if there will be a fee associated with this.

If you would like to trade your MergeCo Shares shortly after the listing of MergeCo on Nasdaq Capital Market, you should take the steps set out above.

If you do not take the steps above, your MergeCo Shares will be held in the Exchange Agent Account provided by Carbon Revolution for a period of six months following Implementation. During the six-month period in which the Exchange Agent Account is open, you will be able to transfer your MergeCo Shares to be held through a DTC Participant by establishing an account with a DTC Participant and returning a completed letter of transmittal to the Exchange Agent.

At the end of that six-month period, if you have not done so and MergeCo instructs the Exchange Agent to close the Exchange Agent Account, your MergeCo Shares will be transferred to be held directly on the MergeCo register of members, meaning you will not be able to trade your shares until these shares are transferred to a DTC Participant, which may involve additional steps and fees.

Carbon Revolution will place further information in relation to the DTC process and frequently asked questions in relation to the DTC process on the investor section of its website at www.carbonrev.com/investor-centre.

8	Further information

You should carefully read this Second Supplementary Scheme Booklet, the Scheme Booklet and the Supplementary Scheme Booklet in their entirety before making any decision in relation to the Scheme and the Capital Reduction.

If you have any questions, please contact the Carbon Revolution Shareholder Information Line on 1800 881 047 (within Australia) or +61 1800 881 047 (outside Australia), between 9.00am and 5.00pm (Melbourne time), Monday to Friday.

If you are in any doubt as to what you should do, please consult your legal, financial, tax or other professional adviser without delay.

On behalf of the Carbon Revolution Board, I would like to take this opportunity to thank you for your continued support of Carbon Revolution.

Yours sincerely,

James Douglas
Independent Non-Executive Chair
Carbon Revolution Limited

1 Revised indicative timetable

1	Revised indicative timetable

Event	Time and date
First Court Date	6 September 2023
Date of this Second Supplementary Scheme Booklet	6 October 2023
Expected SPAC redemption deadline[5]	5.00pm (New York time) on 10 October 2023
Expected SPAC Shareholder Meeting to approve the Business Combination	1.00pm (New York time) on 12 October 2023
Expected dates on which Carbon Revolution releases ASX announcement(s) containing maximum and final redemption figures from Class A SPAC Shareholders	11 October to 13 October 2023 (Melbourne time)
Latest time and date for receipt of proxy forms or powers of attorney by the Carbon Revolution Share Registry for the Scheme Meeting and General Meeting	1.30pm (Melbourne time) on 14 October 2023
Time and date for determining eligibility to vote at the Scheme Meeting and General Meeting	7.00pm (Melbourne time) on 14 October 2023
Scheme Meeting	1.00pm (Melbourne time) on 16 October 2023
General Meeting	1.30pm (Melbourne time) (or at the conclusion or adjournment of the Scheme Meeting, whichever is later) on 16 October 2023
DTC Election Date	5.00pm (Melbourne time) on 16 October 2023

5 This is the final date by which Class A SPAC Shareholders can redeem their shares in exchange for a pro rata portion of the SPAC Trust Account. After this and prior to the meeting of SPAC Shareholders, Class A SPAC Shareholders can reverse their redemption requests.

1 Revised indicative timetable

Event	Time and date
If the Scheme and Capital Reduction are approved by Carbon Revolution Shareholders
Court hearing to approve the Scheme (Second Court Date)	18 October 2023
Effective Date
Court order lodged with ASIC and announcement to ASX
Last day of trading in Carbon Revolution Shares – Carbon Revolution Shares will be suspended from trading on ASX from close of trading
19 October 2023
Scheme Record Date (for determining entitlements to Scheme Consideration)	7.00pm (Melbourne time) on 23 October 2023
Implementation Date Provision of Scheme Consideration	30 October 2023 (New York time)

All times and dates in the above timetable are references to the time and date in Melbourne, Australia unless otherwise stated and all such times and dates are subject to change. Any changes to the timetable will be announced by Carbon Revolution to the ASX.

2 Indicative redemption rate

2	Indicative redemption rate

2.1	Redemption rate and funds available in the SPAC Trust Account

As disclosed in the Redemption Announcement, as at the previous SPAC redemption deadline on 29 September 2023 (New York time), the SPAC has received requests from SPAC Shareholders to redeem 6,203,608 Class A SPAC Shares. These redemption requests may be reversed by SPAC Shareholders prior to the commencement of the SPAC Shareholder Meeting and further redemptions may be received until 2 business days prior to that meeting.

As a result, current total share redemptions are approximately 99.7% of the total Class A SPAC Shares (including Class A SPAC Shares that were redeemed by SPAC Shareholders in connection with the vote to extend the Business Combination Deadline as announced by Carbon Revolution on 13 March 2023). This means that, subject to receiving further redemption requests or any reversal requests, the SPAC’s trust account will have approximately US$675,000 remaining after deductions for payment in satisfaction of the redemptions and approximately 63,000 Class A SPAC Shares held by SPAC Shareholders will be exchanged in the Business Combination for MergeCo Shares.

The SPAC has determined that the SPAC Shareholder Meeting to consider the Business Combination will now occur on 12 October 2023 (New York time). This means the expected redemption deadline is now 10 October 2023 (New York time), and Carbon Revolution is expected to announce the maximum and final results of the redemptions from 11 October to 13 October 2023 (Melbourne time).

2.2	Funds

Given that negligible funds are now expected to be received from the SPAC Trust Account, it is expected that the Combined Group will have approximately $45.7 million of funds on or shortly after Implementation, subject to Implementation and satisfaction of the conditions to closing under the Structured Equity Facility and excluding funds available from the CEF (which, as stated in the Scheme Booklet will not be available for some time after Implementation). Shareholders should assume, for the purposes of the table in section 2.3 of the Supplementary Scheme Booklet, that the funding position at Implementation will be as set out in the final column of that table (ie assuming 100% redemptions).

3 Scheme Consideration amendments

3	Scheme Consideration amendments

In order to list on the Nasdaq Capital Market, MergeCo will need to comply with Nasdaq Capital Market’s ‘bid price’ initial listing requirement of US$4.00 per share.6 Further, as set out in section 4, MergeCo may be subject to the risk of delisting from the Nasdaq Capital Market if it does not continue to be in compliance with the relevant listing rules, including where it fails to meet a minimum closing share price of US$1.00 for 30 consecutive business days (subject to the further detail set out in section 4).

In order to comply with Nasdaq Capital Market’s bid price initial requirement (and to assist with MergeCo’s continuing compliance with Nasdaq Capital Market listing rules), Carbon Revolution, the SPAC and MergeCo have decided to revise both the Scheme Consideration and the number of MergeCo Shares SPAC Shareholders will receive per SPAC Share under the Business Combination Agreement which will effectively result in a 10-for-1 share consolidation being effected at the time of the Transaction. That is:

•	rather than receive 1 MergeCo Share per SPAC Share, SPAC Shareholders will receive 0.1 MergeCo Shares per SPAC Share (ie 10 times less shares); and

•
the Scheme Consideration will be revised from between 0.0640 to 0.0643 to between 0.00640 and 0.00643 MergeCo Shares per Carbon Revolution Share (ie Scheme Shareholders will receive 10 times less MergeCo Shares).

As a result, on Implementation there will be 10 times less MergeCo Shares on issue, but each share should be worth 10 times more (all else being held equal). Given the change affects Scheme Shareholders and SPAC Shareholders equally, OIC will continue to be entitled to 19.99% of the fully diluted MergeCo Shares on issue through the SEF Warrants and Yorkville will now receive 1,500 MergeCo Shares rather than 15,000 MergeCo Shares, this will not result in any change to the percentage of MergeCo that Carbon Revolution Shareholders will own from Implementation.

Once the final redemption rate of Class A SPAC Shares is known and the Scheme Consideration is finalised, Carbon Revolution will announce this to ASX and on the Carbon Revolution website in order to make the information available to Carbon Revolution Shareholders for their consideration prior to the Scheme Meeting and General Meeting. This will include providing an updated scheme of arrangement to replace the version that was included as Annexure 2 to the Scheme Booklet. The changes to the scheme of arrangement will be a revision to the value of “N” in the definition of “Scheme Consideration” (the revised value being a function of the redemption rate and the share consolidation). Given the redemption rate is currently 99.7% (as discussed above) it is expected that the number of MergeCo Shares per Carbon Revolution Share received at implementation will be close to the top end of the range provided above (that is, 0.00643 MergeCo Shares per Carbon Revolution Share).

3.1	Ownership at Implementation

Based on the revisions to the merger ratios set out above, and to reflect the expectation that redemptions of Class A SPAC Shares will be only marginally different from 100%, the ownership of MergeCo Shares immediately following Implementation is expected to be substantially as set out in the following table, with some minor departures depending on the final rate of redemptions of Class A SPAC Shares and assuming completion under the Structured Equity Facility occurs. Given the SEF Warrants have a nominal exercise price, they are treated as MergeCo Shares for the purposes of the table below.

6 The Nasdaq ‘bid price’ requirement typically refers to the closing price reported by Nasdaq. However, for initial listings on Nasdaq, in the case of an initial public offering, the ‘bid price’ requirement refers to the public offering price. Nasdaq has advised MergeCo that, in light of the structure of the Transaction, it expects to evaluate whether the ‘bid price’ requirement is satisfied by applying the exchange ratio for MergeCo Shares per Carbon Revolution Share and the currency exchange ratio of USD per AUD to the closing price of Carbon Revolution Shares on ASX as of the last trading day prior to Implementation.

3 Scheme Consideration amendments

Carbon Revolution Shareholders should note that while the absolute number of MergeCo Shares owned has changed, the percentage holding of each group of shareholders has not changed.

	Assuming 100% redemptions[7]
Shareholders	Ownership in Shares	Equity %
Class A SPAC Shareholders	0	0.00%
SPAC Founder Shareholders[8]	165,000	6.97%
DDGN Advisors[9]	335,000	14.14%
Yorkville[10]	1,500	0.06%
Carbon Revolution Shareholders[11]	1,370,092	57.84%
SEF Warrants	497,197	20.99%
Total Shares Outstanding	2,368,789	100.00%

3.2	Additional sources of dilution, including following Implementation

Based on the revisions to the merger ratios set out above, and to reflect the expectation that redemptions of Class A SPAC Shares will be only marginally different from 100% and assuming completion occurs under the Structured Equity Facility, the potential maximum impact on ownership of MergeCo Shares (and maximum dilution for Carbon Revolution Shareholders), excluding the ‘evergreen’ arrangements discussed in the Scheme Booklet, any further equity funding including from the CEF (in addition to the Structured Equity Facility), is set out in the table below. The maximum dilution scenario involves the exercise of all SPAC Public Warrants and Carbon Revolution raising a further US$140 million for the Carbon Revolution Business in connection with such exercise.

7 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the Business Combination (in addition to those Class A SPAC Shares redeemed in connection with the Extension Approval). As noted in section 2.1 the SPAC has received requests to date from SPAC Shareholders to redeem 6,203,608 Class A SPAC Shares.

8 Excludes the 327,203 Class B SPAC Shares held by the SPAC Founder Shareholders that shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the Business Combination and conditioned upon the consummation of the Business Combination.

9 Of the 5,000,000 Class B SPAC Shares held by the SPAC Founder Shareholders that will be exchanged for 500,000 MergeCo Shares, 335,000 Class B SPAC Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to the SPAC). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 335,000 MergeCo Shares.

10 Represents the commitment fee of 1,500 MergeCo Shares issued to Yorkville in connection with the CEF, as further discussed in section 8.1 of the Scheme Booklet.

11 Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder’s entitlement to MergeCo Shares.

3 Scheme Consideration amendments

Carbon Revolution Shareholders should note that while the absolute number of MergeCo Shares owned has changed, the percentage holding of each group of shareholders has not changed.

	Assuming 100% redemptions[12]
Shareholders	Ownership in Shares	Equity %
Class A SPAC Shareholders	0	0.00%
Founder Shareholders[13]	165,000	4.18%
DDGN Advisors[14]	335,000	8.49%
Yorkville[15]	1,500	0.04%
Carbon Revolution Shareholders[16]	1,370,092	34.73%
(a) MergeCo Warrant holders[17]	1,221,078	30.95%
(b) MergeCo RSUs	118,439	3.00%
(c) MergeCo Incentive Securities (excluding the MergeCo RSUs)	189,503	4.80%
(d) SEF Warrants[18]	544,543	13.80%
Total Shares Outstanding	3,945,156	100.00%

12 This scenario assumes that all remaining 6,266,645 Class A SPAC Shares on issue are redeemed by SPAC Shareholders in connection with the business combination (in addition to those Class A SPAC Shares redeemed in connection with the extension approval). As noted in section 2.1, the SPAC has received requests to date from SPAC Shareholders to redeem 6,203,608 Class A SPAC Shares.

13 Excludes the 327,203 Class B SPAC Shares held by the SPAC Founder Shareholders that shall automatically be forfeited and surrendered to the SPAC for no additional consideration immediately prior to the consummation of the business combination and conditioned upon the consummation of the business combination.

14 Of the 5,000,000 Class B SPAC Shares held by the SPAC Founder Shareholders that will be exchanged for 500,000 MergeCo Shares, 335,000 Class B SPAC Shares will transfer to DDGN Advisors immediately prior to Implementation (as consideration for DDGN Advisors performance of certain advisory, diligence and other similar services to the SPAC). These shares are currently held by the Sponsor Subsidiary and will revert to the Sponsor if Implementation does not occur. As a result, if Implementation occurs, DDGN Advisors will be issued 335,000 MergeCo Shares.

15 Represents the commitment fee of 1,500 MergeCo Shares issued to Yorkville in connection with the CEF.

16 Aggregate number of MergeCo Shares issued to Scheme Shareholders may be lower than this due to the effects of the rounding downwards of each Scheme Shareholder’s entitlement to MergeCo Shares.

17 Represents maximum number of MergeCo Warrants on issue at Implementation (being 5,107,842 SPAC Private Placement Warrants plus 7,102,938 SPAC Public Warrants sold as part of the IPO of the SPAC, each exchanged for MergeCo Warrants on a 1:1 basis). The number of SPAC Public Warrants may decrease between the date of the Scheme Booklet and Implementation due to the forfeiture of fractional entitlements to SPAC Public Warrants in connection with the separation of units, each consisting of one Class A SPAC Share and one-third of one SPAC Public Warrant. Assuming each MergeCo Warrant holder exercises its MergeCo Warrants in exchange for MergeCo Shares. MergeCo Warrant holders may elect to acquire 0.1 MergeCo Share for each MergeCo Warrant at an exercise price of US$11.50 per warrant. As at the Last Practicable Date, the number of SPAC Public Warrants was 7,102,900.

18 SEF Warrants represent 19.99% of the of the aggregate number of MergeCo Shares on issue at Implementation (excluding MergeCo Shares received by SPAC Shareholders in exchange for their Class A SPAC Shares) and MergeCo RSUs to be issued pursuant to the retention plan, inclusive of the MergeCo Shares issued on exercise of the SEF Warrants. The additional number of shares ascribed to the SEF Warrants in this table compared to the number ascribed to SEF Warrants in the table in section 2.1(b) represent the maximum number of additional shares which the holder of the warrants may receive if the maximum amount of MergoCo Incentive Securities are granted and vest within the first 2 years of Implementation.

4 Nasdaq Capital Market listing

4	Nasdaq Capital Market listing

As disclosed in the Supplementary Scheme Booklet, it was proposed at the time that MergeCo Shares and MergeCo Public Warrants would trade on Nasdaq Global Market, and Carbon Revolution Shares will cease to be quoted on the ASX.

MergeCo now intends to seek listing on Nasdaq Capital Market, rather than Nasdaq Global Market. Similarly with Nasdaq Global Market, in order to be admitted to the Nasdaq Capital Market, MergeCo is required to meet the listing requirements of that market. This includes a minimum market value of unrestricted publicly held shares of US$15 million.19 If MergeCo fails to meet the listing requirements and Nasdaq Capital Market does not list its securities, the Transaction will not proceed.

Under Nasdaq Capital Market listing rules, a company may be subject to delisting from the exchange for reasons, including any of the following:

(a)	failure to meet a minimum closing share price of US$1.00 for 30 consecutive business days;

(b)	failure to maintain a market value of unrestricted publicly held shares of at least US$1 million; and

(c)
failure to satisfy at least one of several additional criteria for continued listing, including minimum stockholders equity of at least US$2.5 million, minimum market value of listed securities of at least US$35 million or positive net income as of the most recently completed fiscal year of at least US$500,000.

Should any of these circumstances apply to MergeCo, MergeCo may be subject to delisting from Nasdaq Capital Market, which may prevent MergeCo Shareholders from selling their shares on market until MergeCo is able to re-list on another exchange (if possible).

19 This will exclude MergeCo Shares held by the Founder Shareholders, DDGN Advisors, the directors of MergeCo and certain members of management of Carbon Revolution. For further information, see section 12.4 of the Scheme Booklet.

5 Additional information

5	Additional information

5.1	Consent and disclosures

(a)	Consents

This Second Supplementary Scheme Booklet contains statements made by, or statements said to be based on statements made by:

(1)	MergeCo in respect of the MergeCo Information only; and

(2)	Grant Thornton Corporate Finance Pty Ltd as the Independent Expert.

Each of those persons named above has consented to the inclusion of each statement it has made in the form and context in which the statements appear and has not withdrawn that consent at the date of this Second Supplementary Scheme Booklet.

The following parties have given and have not, before the time of registration of this Second Supplementary Scheme Booklet with ASIC, withdrawn their consent to be named in this Second Supplementary Scheme Booklet in the form and context in which they are named:

(3)	Twin Ridge Capital Acquisition Corp as the SPAC;

(4)	E&P Corporate Advisory Pty Ltd as financial adviser to the Carbon Revolution board in relation to the Australian aspects of the Transaction;

(5)	Herbert Smith Freehills as Australian legal adviser to Carbon Revolution (except in relation to tax, stamp duty and certain financing matters);

(6)	Goodwin Procter LLP as US legal adviser to Carbon Revolution;

(7)	Arthur Cox LLP as Irish legal adviser to Carbon Revolution; and

(8)	Link Market Service Limited as the Carbon Revolution Share Registry.

(b)	Disclosures and responsibility

Each person named in section 5.1(a):

(1)	has not authorised or caused the issue of this Second Supplementary Scheme Booklet;

(2)	does not make, or purport to make, any statement in this Second Supplementary Scheme Booklet or any statement on which a statement in this Second Supplementary Scheme Booklet is based, other than:

(A)	MergeCo in respect of the MergeCo Information only; and

(B)	Grant Thornton Corporate Finance Pty Ltd in relation to its Independent Expert’s Report; and

(3)
to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation regarding, and takes no responsibility for, any part of this Second Supplementary Scheme Booklet other than a reference to its name and the statement (if any) included in this Second Supplementary Scheme Booklet with the consent of that party as specified in this section 5.1(b).

5 Additional information

5.2	No other material information

Except as disclosed elsewhere in this Second Supplementary Scheme Booklet, so far as the Carbon Revolution Directors are aware, there is no other information that is:

•	material to the making of a decision by a Carbon Revolution Shareholder whether or not to vote in favour of the Scheme and the Capital Reduction; and

•	known to any Carbon Revolution Director at the date of lodging this Second Supplementary Scheme Booklet with ASIC for registration,

which has not previously been disclosed to Carbon Revolution Shareholders.

5.3	Supplementary disclosure

Carbon Revolution will issue a supplementary document to this Second Supplementary Scheme Booklet if it becomes aware of any of the following between the date of this Second Supplementary Scheme Booklet and the Second Court Date:

•	a material statement in this Second Supplementary Scheme Booklet, the Scheme Booklet or the Supplementary Scheme Booklet is false or misleading in a material respect;

•	a material omission from this Second Supplementary Scheme Booklet, the Scheme Booklet or the Supplementary Scheme Booklet;

•
a significant change affecting a matter included in this Second Supplementary Scheme Booklet, the Scheme Booklet or the Supplementary Scheme Booklet (unless Carbon Revolution has stated that it will provide the update in a different manner); or

•
a significant new matter has arisen and it would have been required to be included in this Second Supplementary Scheme Booklet, the Scheme Booklet or the Supplementary Scheme Booklet if it had arisen before the date of this Second Supplementary Scheme Booklet, the date of the Scheme Booklet or the date of the Supplementary Scheme Booklet.

Depending on the nature and timing of the changed circumstances, and subject to obtaining any relevant approvals, Carbon Revolution may circulate and publish any supplementary document by:

•	making an announcement to the ASX;

•	placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;

•	posting or emailing the supplementary document to Carbon Revolution Shareholders at their address shown on the Carbon Revolution Share Register; and/or

•	posting a statement on Carbon Revolution’s website at www.carbonrev.com,

as Carbon Revolution, in its absolute discretion, considers appropriate.

Corporate directory

Carbon Revolution Limited
Building NR, Geelong Technology Product
75 Pigdons Road
Waurn Ponds VIC 3216
Australia

Australian Financial adviser to the Carbon Revolution Board
E&P Corporate Advisory Pty Ltd
171 Collins Street
Melbourne VIC 3000
Australia

Australian legal adviser
Herbert Smith Freehills
80 Collins Street
Melbourne VIC 3000
Australia

US legal adviser
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York New York 10018
United States

Irish legal adviser
Arthur Cox LLP
Ten Earlsfort Terrace
Dublin 2
D02 T380
Ireland

Independent Expert
Grant Thornton Corporate Finance Pty Ltd
Tower 5, Collins Square
727 Collins Street
Melbourne VIC 300
Australia

Carbon Revolution Share Registry
Link Market Service Limited
680 George Street
Sydney NSW 2000
Australia

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, Carbon Revolution plc (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on Nasdaq in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed Business Combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed Business Combination, MergeCo has filed the Registration Statement, including a proxy statement of TRCA and a prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination, with the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ DEFINITIVE PROXY STATEMENT/ PROSPECTUS, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

TRCA commenced mailing the definitive proxy statement on September 8, 2023 to shareholders as of August 25, 2023.  Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/ prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination is included in the definitive proxy statement/prospectus relating to the proposed Business Combination. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed Business Combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed Business Combination and related transactions; (vi) the risk that any of the conditions to closing of the Business Combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed Business Combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed Business Combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com